Exhibit (a)(2)

July 2, 2012

Restricted Stock Unit Offer Begins Today

To Eligible Employees,

I am delighted to announce that the voluntary, one-time Restricted Stock Unit Offer recently approved by the Company’s stockholders opens today. The Offer offers a special opportunity for eligible team members — let me give you the highlights.

The Offer gives eligible team members a one-time opportunity to exchange certain RSUs as consideration for a number of RSUs with new vesting schedules and performance measures.

Only you can decide whether it makes sense for you to participate in the Offer. This decision will be based on your view of the future value of our common shares. While the decision is entirely yours, we have tried to make it as easy as possible for you to understand the Offer and have all of the information you need to make a decision that is right for you.

The decision of whether or not to participate in the Offer is an important one, with many things to consider based on your own personal circumstances, so I encourage you not to put off your decision. If you choose to participate, you must make your election by 6:00 p.m. EDT on July 30, 2012.

Our company’s success comes from the contributions you make each and every day, and we strive to reward your efforts by enabling you to share in the long-term growth of our company. I’m excited to offer you this special, one-time opportunity to participate in our Offer. Again, I encourage you to carefully evaluate the Offer and whether it is right for you.

/s/ Jeffrey R. Binder
Jeffrey R. Binder